
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 398/2006

August 31, 2006


SEC MAIL PROCESSING
RECEIVED
AUG 31 2006
WASH. D.C.
190
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.




06016457

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
SEP 06 2006
THOMSON
FINANCIAL

Aug 31, 06


EXCELLENCE

Prasarn Trairatvorakul
President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行




SEC MAIL PROCESSING
RECEIVED
AUG 31 2006
WASH, D.C.
190
SECTION

Ref. CN.2071/2006

August 31, 2006

To : The President
The Stock Exchange of Thailand

Subject : Interim Dividend Payment for the First-Half of 2006 Operating Results

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.8/2549 held on August 31, 2006 has resolved to approve interim dividend payment for the first-half of 2006 operating results to shareholders who hold ordinary shares at the rate of Baht 0.50 per share, totaling Baht 1,190,970,566.50 or 16.63 percent of the first-half of 2006 net profit. The dividend will be paid on September 27, 2006 to shareholders registered in the Register of Shareholders on September 14, 2006 at 12.00 hours.

According to the Bank's policy, in determining dividend payment, the Bank has taken into consideration its operating results as well as long-term returns to shareholders. The Board of Directors deems that the rate of dividend specified above is appropriate for its remaining strong capital funds to accommodate continuous growth and business expansion.

Please be informed accordingly.

Yours sincerely,

Executive Secretary and Shareholder Registration Division
Corporate Communication and Administration Department
Tel. 0-2470-2664-7